SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2003

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled “Telecomunicações de São Paulo S.A.—Telesp Announces Business Report for the full year 2002” dated February 11, 2003.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. — TELESP

Announces Business Report for the full year 2002

February 11, 2003 (19 pages)

For more information, contact:

Charles E. Allen

TELESP, São Paulo, Brazil

Tel.:	(55-11) 3549-7200
Fax:	(55-11) 3549-7202
E-mail:	callen@telesp.com.br
URL:	www.telefonica.net.br

(São Paulo—Brazil), (February 11, 2003)—The administration of Telecomunicações de São Paulo S.A.—Telesp hereby informs the shareholders:

In accordance to the legal requirements and Company bylaws, the Management of TELECOMUNICAÇÕES DE SÃO PAULO S/A—TELESP submits the Business Report and Consolidated Financial Statements for the year ended on December 31, 2002, duly reviewed by the Independent Public Auditors and the Council Members.

1.    Presentation

The year 2002 was marked by the transition of the strategy of Telefonica in São Paulo that moved its focus away from the anticipation of Anatel’s targets towards the consolidation and profitability of the customer base after the accomplishment of such targets. As a result, the customer base remained stable along the year. The main focus became the strengthening of the relationship with the existing customer base, improving the communication and increasing the supply of products and services. Thus being, the main new product, the “Super 15”, was introduced and it provides DLD and ILD calling facilities within all regions in Brazil and worldwide. The international long distance services using the dial code 15 started to be deployed on May 07, 2002 and the inter-state long distance services on July 29, 2002. Besides being the first company to file the required documentation regarding the accomplishment of Anatel’s targets in October 2001, Telesp already registers an outstanding success in the conquest of a leadership position in such a competitive market. In the short period since the operations started and until the end of 2002, the Company achieved an estimated market share of 36% of the fixed-to-fixed inter-state traffic and 32% of the international long distance market measured as of the year’s end.

During the year 2002, Telesp reached 1,314 LIS/employee, an outstanding efficiency indicator, rated among the best of the world. The 12,506 thousand lines in service have generated 35,872 million of local pulses, or a 6.5% increase in relation to the previous year. The intra-state traffic revenues showed a positive evolution reaching R$1,347.5 million, while the inter-state and international traffic generated revenues of R$295 million.

The services provided by the lines employing the “intelligent line” technology are already in use by 5,589,892 clients. These services and other are an example of the benefits resulting from the high quality standards kept by the Company and the state-of-the-art technology of its network.

The market segmentation, that allows the Company to offer adequate products to the different and specific telecommunication needs, had a sound success with the introduction of the ADSL (Asymmetric Digital Subscriber Line)—“broad band” service. The clients of Speedy, brand name of the ADSL service, reached 333 thousand, a number that surpasses the figures expected for 2002.

During the year 2002, the Company invested R$1,658 million. It is worth noting that, despite the fact that the amount was lower than the one invested last year, as a result of the accomplishment of Anatel’s targets, it guarantees the outstanding position of Telesp within the ranking of the biggest private companies in Brazil. Telesp, as fundamental part of the Telefónica Group, significantly contributed to the generation of more than 36,000 direct and indirect jobs in the country. This is a confirmation of the interest of the Telefónica Group in Brazil for the long term and the confidence in the future as the major foreign investor in the country.

Telesp paid during 2002 R$4.1 billion to the Federal, State and Local Governments in terms of taxes and contributions. Telesp, through Telefónica Foundation, contributed to improve the quality of life of the lower end of the population, exerting its social responsibility in two priority areas: education and social development.

Taking into consideration the high volatility of the exchange rate in 2002 and the fact that near to 100% of its debt is denominated in foreign currency, the hedging policy resulted in net financial expenses in line with the variation of the CDI within the period. This result testifies that the adopted policy is correct and thus, the Company was not affected by the variation of the exchange rate.

2.     Macroeconomic environment

The year 2002 was affected by a large volatility in the markets, caused by adverse international conditions and uncertainties regarding the internal political scenario. This negative environment began to fade away just in the last quarter of the year.

In the international front, a group of factors led the investors and the financial community to adopt a more conservative stand, which negatively affected the influx of hard currency to Brazil. Such factors were: 1) deceleration of the global economic growth, started in 2001; 2) bearish stock exchanges; 3) confidence crisis in Corporate America; and 4) economic crisis in Argentina, which served as a basis to wrong analogies with Brazil.

In the internal front, 1) the increase of the public debt; 2) the low commercial surpluses registered until the beginning of the year; and 3) the uncertainties about the results of the elections and the policies that would be adopted by the future Lula administration, reinforced the negative trend of the lack of confidence.

These external and internal events caused the availability of international credit to Brazil to sharply fall in the 2nd semester of 2002, and put pressure on the exchange rate, that reached levels of around R$3.96 per US$1, which nevertheless dropped to R$3.53 per US$1 by December 31, 2002. The exchange rate continued to improve reaching levels of about R$3.30 per US$1 in the first weeks of January 2003.

The strong exchange rate variation resulted in an increase of the inflation registered by the IPCA (Consumer Price Index), that reached 12.5% in 2002, compared with the 7.7% in 2001.

This increase of the inflation encouraged the Central Bank to raise the interest rates along the year, from the 19% in January, to 25% by year’s end.

In this adverse scenario, the Company estimates a GDP growth of about 1.5% for 2002, maintaining the low growth rate of 2001.

Within this deteriorated environment however, some important advances were made, signaling the possibility that the economic performance in 2003 is going to be better than in 2002.

The surplus in the trade balance jumped from US$2.6 billion in 2001 to US$13.1 billion in 2002 and the trend indicates that it will be higher in 2003.

The monthly inflation indicators, which reached the highest values in November 2002, started to fall in December and in the first probes of 2003.

The public debt fell, from the record level of 63.6% of the GDP reached in September 2002 (due to the excessive levels of devaluation within that period), to 57.5% of the GDP in November 2002, while the exchange rate was retreating.

Finally, the first signs given by the new government about the adoption of the monetary policy contributed for a progressive dismissal of the uncertainties, since the fiscal austerity policy was reaffirmed as well as the continuity of the inflation goals and the floating exchange rate regime.

This group of positive factors creates the possibility for the Brazilian economy to get back to gradually accelerate its growth rate and that leads to a scenario with more financial stability in 2003.

In October 2002, Mr. Lula, candidate of the opposition, was elected as President of Brazil. In the months that followed and in the beginning of 2003, contradicting the environment of uncertainties that ruled prior to the presidential elections, Brazil completed a well-succeeded transition, from the institutional point of view, from the government that ruled the country during eight years and the politic opposition party that had never attained the Federal ruling power.

The institutional stability was shown by the country through the transition procedures as well as the smooth and efficiency of the democratic process. That process was materialized by the teamwork of two the technical teams of the old and the new government who worked together during the two months before the transfer of the positions. That is certainly a positive sign. It contributed to restore the confidence of the markets and to appreciate the exchange rate in the end of 2002.

3.    Business Performance

Basic Telephony

In 2002, the number of fixed lines in the State of São Paulo has met the demand and is being kept above the requirements of the regulatory agent. The telephone density of 33% is one of the highest in Latin America.

The public telephone network is accomplishing the universalization targets set for December 31, 2003 that are 3% of the installed capacity, 7.5 public phones per 1,000 inhabitants and the maximum user displacement of 300 meters till a public telephone in towns with a population above 300 inhabitants.

From the 330,999 public telephones installed, 323,533, or 97.7%, use inductive cards. In addition, there are 793 pay phones using cellular technology and 2,402 employ WLL technology.

Besides these, there are 7,466, or 2.3% of the apparatus which are classified as TSPs (semi-public telephones).

From the towns identified as “without STFC service”, 291 have now at least 1 public phone installed, available around the clock and capable of sending and receiving DLD and ILD calls. All the towns have at least 3 TUPs per 1,000 inhabitants.

São Paulo is the State with the highest penetration rate of this service, with an average of 8.7 public telephones per 1,000 inhabitants.

Telesp keeps promoting the installation of public phones specially devised to be used by the hearing and speaking impaired. During 2002, 56 TDD (Telecommunications Device for the Deaf) units of special equipment were installed, meaning a 40% increase compared to year 2001.

Currently, 8,722 public phones to the deaf and mute people or the ones in need of wheelchairs are in use, showing the concern of the Company to serve in equal conditions all its customers.

The Company achieved a higher level of quality in the services. This improvement is proven by a decrease in the reported malfunctions and by an increase in the reaction time needed to correct the causes of complaints. The Company was the only operator able to accomplish the target of 100% of quality targets in all the months during 2002. The reduction in the number of billing complains is the product of a new billing system, thus billing complaints stabilized at lower levels. The mark that was reached by Telesp in December 2002 was 2.24 complaints per 1,000 bills issued.

Public Telephony has also shown improvements in the quality of its services, surpassing Anatel’s goals for 2003 of a maximum of 12 requests for repairs per 100 public phones and a minimum of 96% of the repair requests attended to within 8 hours of the complaint.

Marketing Strategy

The two main strategic commercial guidelines in 2002: continue the strong expansion of “broad band” services—Speedy—and the deployment of the long distance services—Super 15—which were successfully attained. In the case of Speedy, the year started with a subscriber base of 198,306 and ended with 333,281, an increase of 68%, surpassing the original target for the year, in line with the long-term planning of the Company. The second main focus, the Super 15, is described with more details in the Long Distance Competition section.

The local network remained stable along the year, as it was predictable by the end of 2001, mainly due to the anticipation of the Anatel’s targets for this service, occurred in September 2001. The focus, mainly in the residential segment, was to offer value added services for the existing clients. In this regard, it is worth noting the growth of the service “Detecta”, a caller ID service, that grew in more than 400 thousand subscribers, going from an initial subscriber base of close to 900 thousand to more than 1,300 thousand by year’s end. The CPA facilities (family of services—Simultaneous Answering, Tri Partite Calls and Call Transfers, and more) continued to grow significantly, from about 5.2 million facilities to about 5.6 million facilities. Other service that had a strong growth was the Maintenance Plans, service that guarantees to the customer a fast repair of the telephone line in case of failures, free of additional charges. This service grew about 100% within the year, going from slightly more than 600 thousand plans to about 1,250 thousand ones.

The business focus in the corporate segment was the loyalty of the customer base, mainly due to the increase of competition within this segment. Among the main loyalty actions, it is worth mentioning the launch of “DDR Smart” (Regional Direct Dial-up), a product dedicated to offer to corporate “voice” clients, options of 10 or 20 voice channels. This new product came to complement the DDR range that, was being merchandised with 15 and 30 voice channels, thus giving more flexibility to the clients. The Company invested as well, in the improvement of the quality of the billing and collection process, which is an effort that will continue along 2003.

Telefónica São Paulo has also heavily invested in the loyalty of internet traffic generated by its customers. In that sense, it purchased the businesses “IP-Comutado” and “Speedylink” from Telefónica Empresas by the end of last year. The purchase of these businesses, that consist in providing an IP connection in order to connect the Internet Service Providers (ISPs) with their respective customers, both using narrow and broad band, generates several benefits to Telesp: the Company has thus moved to provide the Speedy channel from one end to the other, improving the response time in favor of the business and corporate market; it also facilitates the management of the switched IP product, that will constitute a relevant part in the strategy for the loyalty of internet dial-up traffic.

Long Distance Competition

As already mentioned, one of the two main guidelines in the commercial area was the successful launch of “Super 15”.

The performance of the “Super 15”, that includes DLD and ILD for clients in São Paulo, was marked by two very different situations along the year. Initially, there was a delay of some months in the launch of the domestic long distance service due to a judicial battle that stopped the Company from receiving the benefits originated in this service during the first semester. On the other hand, due to the victories achieved in the judicial field, the product was launched in the second semester with sound success, supported, among other, by a strong advertising campaign that resulted in a big receptivity of the customers. The result was visible by the end of the year with an estimated market share in the inter-state DLD of 36%, surpassing the original target for the year. Similar results were achieved in the international long distance.

Interconnection and Network

Telesp has signed several interconnection contracts since 1998, allowing the communication of Telesp clients with users from others networks, not only on its own service area (Region III) but also through interregional/international long distance calls. This includes operators of switched fixed telephony service and mobile cellular service.

Specifically in 2002, through Act 25.120 of April 25, 2002, Telesp received the authorization to deploy the STFC under the form of Local and Domestic Long Distance, in Regions I, II and Sector 33 of Region III, and under the form of International Long Distance in Regions I, II and III. Furthermore, there was an amendment to the Concession Contract PBOG/SPB # 85/98-Anatel, extending the right of Telesp to originate Domestic Long Distance calls with destination in whichever point of the national territory.

Due to the aforementioned reasons, Telesp negotiated and signed interconnection contracts with Brasil Telecom, CTBC Telecom, GVT, and Telemar and the mobile operators outside the state of São Paulo, in order to complete the Long Distance Calls originated in the State of São Paulo and with destination to nationwide. It is under negotiation the signing of interconnection contracts for deploying the STFC for Local and Domestic Long Distance within those regions.

Likewise, with authorization granted by Anatel to Ampla, AT&T, CTBC Telecom, Embratel, GVT, Telemar and Transit to deploy the STFC under the form of Local service in Region III, Telesp had to start interconnection negotiations with those operators.

In 2002, the interconnection for the Specialized Mobile Service was regulated, and thus, the Company signed a contract with Nextel.

During the year, TIM started to deploy the Personal Mobile Service (SMP) in region III, and the interconnection contract for this specific service was signed.

All these interconnections produce traffic generated and ended in the clients of Telesp, thus generating revenues for the usage of the local network, besides the fact that in the segments where the operators do not have their own infra-structure, it also generates revenues for the use of the inter-urban network of the Company.

It is worth noting the leadership position of Telesp as the supplier of dedicated circuits to other operators, or to complement their own backbone. These services are highly successful in light of the excellent capillarity and quality of Telesp’s network.

The development of the interconnection businesses is controlled through a modern traffic management system. Such system provides monitoring of traffic evolution, allowing the effective revenue control as well as helping in the marketing actions. It also serves as a basis for future investment plans, aiming to keep Company’s leadership in this business area.

During the year, the Company worked in the process of Revenue Assurance for interconnection billing. The status of the works, that comprised the implementing actions in situations that led to “Immediate Opportunity” to provide gains for the Company, have already resulted in significant gains. The revision of the processes and the implementation of several points of control along the path of the flow of calls with interconnection of the networks will be continued and certainly will bring better results for the Company.

4.    Economical and Financial Issues

The high investment volume during the year is reflected in the economic performance of the company, which allowed an increase in revenues.

Operating Revenue

In 2002, consolidated gross operating revenues for Telesp reached R$13,677.1 million, an increase of 12.1% compared to 2001. The net operating revenue totaled R$10,088.1 million (R$9,048.8 million in 2001). The growth of 5.8% in the average number of lines in service, the 8.3% average tariff readjustment occurred in June 2002 and the deployment of the inter-state DLD and ILD services contributed to this accomplishment.

Net Operating Income

The consolidated net operating income before financial results fell 4%, from R$2,198.3 million in 2001 to R$2,111.4 million in 2002. This fall was due to the increase in the operating activities related to the deployment of domestic and international long distance services, highlighting the increase in depreciation, the expenses resulting for the deployment of the long distance services, taxes, provisions and outsourcing.

EBITDA

The EBITDA (earnings before interest, taxes, depreciation and amortization), was R$4,953.2 million, 8.3% higher than in 2001 (R$4,573.9 million). The EBITDA margin was 49.1% in 2002 (51.5% in 2001).

Financial Result

When comparing 2002 with 2001, a reduction in the negative financial result of R$56.0 million is registered. In 2002, the Company constituted the Provision for Interest on the Company’s net worth in the amount of R$585.3 million while in the last year it was R$1,060.4 million. Excluding this value, the net financial expenses increased R$419.1 million due to the growth registered in the average debt of the Company, net of coverage, which rose from R$3,156.4 million in 2001 to R$3,863.8 million in 2002. This was mainly caused by the expansion and improvement of the rendered services and for the deployment of the domestic and international long distance services in 2002. It is noteworthy to clarify that the protection against the effects of the exchange rate devaluation was obtained through operations with derivatives.

The Company finished the year 2002 with a debt of R$4,586.4 million, or 31.6% of the net equity, compared to R$4,004.0 million or 27.2% of the net equity in 2001. The obtained resources are 90.9% denominated in foreign.

The indebtedness of the Company totals R$4,586.4 million as of December 31, 2002. Subtracting from this value R$890.5 million (temporary gains in hedging), the liabilities drop to R$3,695.9 million and the net indebtedness totals R$3,205.2 million when subtracting the R$490.6 million of cash and cash equivalents.

The Company develops a constant and timely effort, according to the market situation, to shield the liabilities against the effects of the exchange rate variation.

Net Income

The net income in 2002 was R$1,075.9 million (R$1,576.3 million in 2001), resulting in a net margin of 10.7% (17.4% in 2001).

5.    Human Resources

Productivity

On December 31, 2002, the Company reached 1,314 LIS / employee, an increase of 10% regarding the 1,198 LIS / employee registered on December 31, 2001, and an increase of 490.3% compared to the 268 LIS / employee in July 1998, when the Telefónica Group took control of the management of Telesp. This productivity gain is the result of the increase in the number of lines in service (including basic, public and ISDN lines for a total of 12,505,888 lines) and headcount of 9,516 employees (9,612 including interns and temporary employees).

Training

Telesp, through the projects “Educação Telefônica” and “E-Learning” continues to invest heavily in training and developing programs, both to direct employees and to those belonging to third parties, using specific formation programs. A group of 6,073 people were trained, totaling 231,951 training hours in 2002.

Salaries

Telesp maintains the strategy to adopt modern salary policies, widening the range of the variable wages, giving incentives and awards to the professionals that excel, according to their performance and the accomplishment of targets. These policies have allowed the capture and retain of talents in a highly competitive market.

Champion’s Run (Corrida dos Campeões)

Telsp continued, during 2002, the second stage of the program called “Corrida dos Campeões” (Champion’s Run) that motivated the participation of all the employees in the search to improve the efficiency and productivity, resulting in economies for the Company of around R$410 million. The third stage, during the second semester, had as its objective the focus on the client, comprising companies of the Telefónica Group such as: Atento, Telefônica Empresas, T-Gestiona, Assist and third parties, involving approximately 30,000 people among employees and third parties.

The stimulus to the focus on the client, quality of service, had the participation of more than 10% of the work force, generating 1,034 projects that resulted in increased satisfaction levels for internal and external clients.

6.    Investments

Telecomunicações de São Paulo S.A.—Telesp invested more than R$1.6 billion in its expansion and modernization program of the telecommunication services during 2002, including the investments related to the purchase of the IP Network of Telefonica Empresas S.A. and assets from Emergia.

During that period, the investment program of the Company was aimed to the expansion and modernization of the telephone network in the state of Sao Paulo, meant to satisfy the needs for the telecommunications services of the population and improve the quality and availability of the offered services. In that sense, the investments were aimed to infrastructure modernization, evolution of the telecommunications network digitalization, expansion of the external network (in the first months of the year), in order to relieve the congestion of the external plant. Therefore, the Company was prepared to operate in a competitive environment, reaching the targets established in the PGMQ (Quality Targets General Plan). It is worth noting the investment made in satisfying the demand for broad band services and the investment in special projects for customers.

In the following chart, we show the investments made by Telesp (fixed and long distance) during last year, as of December 31, 2002

	Million of R$	%

Operating investments (a)	187	11.3

Telephone equipment
Switched central offices	269	16.2
Transmission	460	27.8
Infrastructure	88	5.3
External network	264	15.9
Subscribers’ equipment	297	17.9
Others	90	5.4
Long distance	3	0.2

Total investments	1,658	100.0

(a)  Operating investments include power and energy equipment and those for general support.

7.    Corporate Restructuring

The corporate restructuring plan began in November 1999 with the incorporation of Companhia Telefônica da Borda do Campo (CTBC) into Telecomunicações de São Paulo S.A.—Telesp. After that, Telesp was incorporated by TelespPar, and the controlled SPT Participações S.A. merged into TelespPar, adopting a new name: Telecomunicações de São Paulo S/A.—Telesp.

The annual savings due to the restructuring was estimated to be around R$25 million, comprehending the reduction of costs related to the inter-company operations, elimination of administrative redundancies, expenses with the publishing of financial statements, expenses with the independent auditing and with the filed company register fee at the official agencies and at the stock exchanges.

Continuing the Company’s restructuring program and aiming to rationalize inter-company operations, administrative redundancies, and a consequent cost reduction, the General Extraordinary Shareholders Meeting approved on November 27, 2000, the merger of Centrais Telefônicas de Ribeirão Preto S.A.—Ceterp into Telesp.

On January 30, 2001, the Company had a partial spin-off represented by the investments and interests in the fully-owned subsidiary Telefónica Empresas S.A., resulting in a new company: Telefónica Data Brasil Holding S.A. The main objective of this operation was the segregation of the operating activities related to the switched packaged data transmission network.

Following suit this operation, Telefónica Data Brasil Holding S.A. established as its objective to promote the needed investments for the development of the operating activities related to the services of switched packaged data network. This aims to leverage the strategic and competitive position of Telefónica Empresas S.A.

8.    Ownership structure

Along the year 2002, the ownership structure of the controlling group suffered minor modifications.

At the start of year 2002, Telefónica Internacional S.A. (TISA) had 30.30% of the common shares and 79.68% of the preferred shares of the Company. SP Telecomunicações Holding S.A. together with Tele Ibero Americana Ltda. (controlled by Telefónica Internacional S.A.—TISA) had 54.04% of the common shares and 9.19% of the preferred shares of the Company.

From the ownership stake of Tele Ibero Americana Ltds, part was transferred to Telefónica Internacional S.A. (TISA) and part to SP Telecomunicações Holding Ltda.

The objective of this transfer was to give continuity to the business reorganization, allowing the operating and management consolidation by business lines, according to is strategic and competitive position.

At the end of 2002, Telefónica Internacional S.A. (TISA) has 34.33% of the common shares and 81.57% of the preferred shares of the Company. SP Telecomunicações Holding S.A. has 50.01% of the common shares and 7.30% of the preferred shares of the Company.

Shareholding Position as of December 31, 2002
Telesp	Common	Preferred	Total
Controlling Group	140,040,860,473	291,819,562,080	431,860,422,553
	84.34%	88.87%	87.35%

Shares on Treasury 1/	721,629,917	81,817,382	803,447,299
	0.43%	0.02%	0.16%

Others	25,279,346,129	36,452,510,659	61,731,856,788
	15.22%	11.10%	12.49%

Total Number of Shares	166,041,836,519	328,353,890,121	494,395,726,640

1/ Following the corporate restructuring and will remain in treasury to be cancelled in the future, in accordance to the Brazilian Corporate Law.

9.    Capital Market

During 2002, the performance of the Brazilian stock market was negatively affected by internal and external factors. The combination of internal political factors and the external uncertainties about the recovery of the world economy caused significant variations in the exchange rate and in the country risk, thus being detrimental to the evolution of the shares price, despite the good performance of the Company in both operational and financial aspects. It is worth noting the fact that the average daily traded volume in the stock exchange continued to drop during 2002.

Telesp shares began the year 2002 with the following quotation: R$24.20 (ON) and R$30.70 (PN). At the end of the year their values were: R$22.70 (ON) and R$34.30 (PN), meaning a fall of 6.20% of the ON shares and a valorization of 11.73% of the PN shares, while the Bovespa index fell 18.77% in the same period. The total volumes were 4,913,000 (ON) and 25,771,000 (PN) lots of 1,000 shares. It is worth noting that the exchange of the Company shares by Telefônica S.A.’s BDRs reduced the “free-float” significantly.

At the New York Stock Exchange (NYSE), the ADRs (American Depositary Receipts) finished the year quoted at US$ 9.20 with a total volume of 5,500 thousand ADRs. The ADRs dropped 31.60% while the NYSE fell 17.19%.

10.    Interest on the Company’s Net Worth and Dividends

From September 06, 2002 on, the Company paid interests on company’s net worth according to the resolutions of the General Shareholders Meeting of April 03, 2002, related to the 2nd quote of the 2000 fiscal year to Telesp shares, on the gross value of R$0.824570 and on the net value of R$0.700885 per lot of 1,000 shares, and to the former Ceterp shares, incorporated and extinguished, on the gross value of R$0.068714 and on the net value of R$0.058407 per lot of 1,000 shares. From September 27, 2002 on, the Company paid interests on company’s net worth, related to the 1st tranche of the 2001 fiscal year to Telesp shares, on the gross value of R$1.322843 and on the net value of R$1.124416 per lot of 1,000 shares.

According to the resolutions of the Board of Directors of the Company on its meeting held on September 18, 2002, it was approved the reversion of the balance of the Special Reserve for Dividends, constituted in the 2001 exercise, on the net amount of R$346,247,534.01, that once included the tax income for the exempt shareholders totals R$347,168,323.56, for the payment until the end of the 2002 exercise. According to the aforementioned resolution, the payment was started on October 10, 2002, related to the payment of interests on the company’s net worth, 2nd quote of fiscal year 2001, for a gross value of R$0.825154 and a net value of R$0.701381 per lot of 1,000 shares.

Furthermore, according to the resolutions of the Board of Directors on its meeting held on October 04, 2002, the Company paid intermediary dividends, based on the financial statements of June 30, 2002, starting on October 24, 2002, representing a value of R$0.686700 per lot of 1,000 shares.

The Board of Directors approved in December 10, 2002, “ad referendum” of the General Shareholders’ Meeting, the payment of interests on the Company’s net worth related to the 2002 fiscal year, in accordance with Article 9 of Law 9,249/95 and Edict No. 207/96 of the CVM (the Brazilian Securities and Exchange Commission) for a total of R$585,278,000.00, including the income tax retention, resulting in net interests of R$497,486,300.00.

The total gross value of interests on the Company’s net worth, per lot of 1,000 shares, is R$1.18575. The interest on the Company’s net worth is subject to a 15% withholding tax, except for those entities that are income tax exempt, resulting in the following net value of R$1.007889 per lot of 1,000 shares.

The corresponding credit was registered on the Company’s accounting records on December 23, 2002, individually to each shareholder, based on their shareholding position as of December 23, 2002. A payment date will be decided at the Company’s General Shareholders’ Meeting.

Based on the financial statements for 2002, the Company declared dividends for a total of R$102,512,875.00. A payment date will be decided at the Company’s General Shareholders’ Meeting. See Note # 26.

11.    Telefónica Foundation

In January 1999, Telecomunicações de São Paulo S.A., Telesp, together with Telesudeste Celular Participações S.A. and Telefónica Foundation from Spain established the Telefónica Foundation. The Foundation has the mission to contribute in the improvement of the quality of life of the lower end population within the regions that the Company operates in, supporting the companies of the Telefónica Group in their social responsibility duties.

During the year of 2002 and following its strategy of using telecommunications and information technology to social projects, the Foundation presented its portal EducaRede (www.educarede.org.br). This is the first educational Brazilian portal totally open and totally free, with contents developed for students and teachers of basic and medium level, mainly from public schools. It also started the Program Income Generation for Women, supporting initiatives that aim to rescue children and teenagers of situations of social and personal risk, by investing in the families. The Foundation continued with its “Programa Pro-Direitos” that finances projects through the Municipal Councils for the Rights of the Children and Teenagers, as well as traveling expositions of the cultural legacy of telecommunications. The Foundation signed an agreement with the city government of São Paulo in order to construct a Children Education Center, and another agreement to grant tuitions to teenagers.

12.    Perspectives and Future Plans

In order to fully understand the future perspectives, it is important to remember the strategic changes introduced by Telefonica Sao Paulo in 2002, moving from a focus on the expansion of the customer base to a focus on loyalty and profitability of the existing customer base. The main business strategies became the increase of penetration of broad band services and the deployment of “Super 15”. The Company also invested in the improvement of the relation with its customers.

In 2003, Telefonica São Paulo will continue to heavily expand its offer for internet access using the broad band, through its product Speedy, besides expanding its offer of inter-urban calls, with the “Super 15”, for clients outside the state of São Paulo. The expansion of the “Super 15” will be focused on the corporate segment, mainly in those that are already customers of Telefonica in São Paulo. This year will also be the year of the consolidation of the “Super 15” for the clients of São Paulo, where Telefonica hopes to achieve the leadership of the market.

Furthermore, there will be an increase in competition in the telecommunications market with the entrance of new players in the voice business, both in fixed and mobile. In that sense, Telefonica São Paulo already developed an strategy, that following a series of restructurings, allowed the Company to compete in the new scenario.

Regarding the relation with clients, Telefonica will increase the investments in the improvements of the billing and collecting processes, specially in the corporate segment. In that sense, a new area was created exclusively focused on quality improvement, and an strategic project related to this initiative has been already started.

Another relevant point in 2003 will be definition of the conditions for the renewal of the concession contracts from January 01, 2006 onwards for a period 20 years. Telefonica will be working to ensure that the new contracts guarantee the economic-financial equilibrium that will enable the Company to continue with the investment program necessary to promote its growth and modernization.

13.    Acknowledgement

Finally, the management of Telecomunicações de São Paulo S/A – Telesp thanks all the shareholders, clients, suppliers and financial institutions for the support and trust, and especially the employees, for the dedication and effort which were crucial to the achievement of the results presented hereby.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date: February 11, 2003.	By:	/S/ CHARLES E. ALLEN

		Name:	Charles E. Allen
		Title:	Investor Relations Director